UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2006

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01. Completion of Acquisition or Disposition of Assets.

On May 19, 2006, NTS Realty Holdings Limited Partnership (the "NTS Realty") issued a press release to announce that on May 18, 2006, it completed the sale of Commonwealth Business Centers I and II, two of its business centers located in Louisville, Kentucky, to an unaffiliated Kentucky limited liability company. The Company received $7.1 million in connection with the sale. A spokesperson for the Company indicated that the Company used the proceeds from the sale to pay down its line of credit with National City Bank. The sale of Commonwealth Business Centers I and II is part of a Section 1031 exchange under the Internal Revenue Code involving the Company's purchase of AMLI at Castle Creek and AMLI at Lake Clearwater, both of which are located in Indianapolis, Indiana.

A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 2.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired: N/A
(b)	Pro Forma Financial Information: N/A

(c)   Exhibits:
      99.1   Press release of NTS Realty Holdings Limited Partnership, dated May 19, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells

By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: May 22, 2006



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

Contact: Gregory A. Wells, Executive Vice President and CFO   **Date: May 19, 2006**

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces the Sale of Commonwealth Business Centers I and II in Louisville, Kentucky

Louisville, KY (May 19, 2006) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that on May 18, 2006, it completed the sale of Commonwealth Business Centers I and II, two of its business centers located in Louisville, Kentucky, to an unaffiliated Kentucky limited liability company. The Company received $7.1 million in connection with the sale. A spokesperson for the Company indicated that the Company used the proceeds from the sale to pay down its line of credit with National City Bank. The sale of Commonwealth Business Centers I and II is part of a Section 1031 exchange under the Internal Revenue Code involving the Company's purchase of AMLI at Castle Creek and AMLI at Lake Clearwater, both of which are located in Indianapolis, Indiana.

About NTS Realty Holdings Limited Partnership

The Company currently owns twenty - nine properties, comprised of nine multifamily properties, sixteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky, Nashville, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios.

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Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's registration statement on Form S-4, which became effective on October 27, 2004, and its annual report on Form 10-K for the period ending December 31, 2005.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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